March 25, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Jeffrey P. Riedler, Assistant Director
100 F Street, N.E.
Washington, DC 20594

Re:	Registration Statement on Form S-1 Filed December 23, 2009 File No. 333-163961

Dear Mr. Riedler:

              On behalf of Amarillo Biosciences, Inc. ("ABI" or "the Registrant"), please accept this letter as ABI's request that the effectiveness of the above-captioned Registration Statement be accelerated to Monday, March 28, 2011, at 2:30 p.m. Eastern Time, or as soon thereafter as practicable.

              The Registrant is a smaller reporting company and all reports due have been filed. For the most recent fiscal year (the year ended December 31, 2010), the Registrant reasonably and in good faith expects to report income from continuing operations attributable to the registrant before taxes and has reported income from continuing operations attributable to the registrant before taxes in at least one of the two fiscal years immediately preceding the year ended December 31, 2010.

              In connection with this request, the Registrant acknowledges that the disclosure in the Registration Statements is its responsibility. The Registrant also acknowledges to the U.S. Securities and Exchange Commission (the "Commission") that:
•	should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statements; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

              The Registrant hereby undertakes that:

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by

Securities and Exchange Commission
Attn: Jeffrey P. Riedler
March 25, 2011

the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              The Registrant further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statements effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statements.
Respectfully, AMARILLO BIOSCIENCES, INC. By: /s/ Joseph Cummins Joseph Cummins, CEO

cc:  Laura Crotty, SEC Division of Corporation Finance
       by email: crottyl@sec.gov